                                                         Date: November 11, 2003

To:      Tower Semiconductor Ltd.
         P.O. Box 619
         Migdal Haemek 23105
         Israel
         Fax: +972-4-654-7788
         Attention: Chief Executive Officer

Re: AMENDMENT NO.3 TO PAYMENT SCHEDULE OF SERIES A-5 ADDITIONAL PURCHASE OBLIGATIONS, WAIVER OF SERIES A-5 CONDITIONS, CONVERSION OF SERIES A-4 WAFER CREDITS AND OTHER PROVISIONS

Dear Sirs,


         With regard to the obligation of each party to this letter (a "Party") to exercise its Series A-5 Additional Purchase Obligations, as provided for in its Fab 2 Investment Agreements, as amended through the date hereof, including the MS 5 Agreement attached hereto as Exhibit A (the "Amendment") and the letters dated February 24, 2003 and April 14, 2003 (the "Prior Letters") (the Amendment and the Prior Letters, together, the "Former MS 5 Agreement"), all capitalized terms not defined herein shall be as defined in the Former MS 5 Agreement, each Party to this letter agreement ("Amendment No. 3") hereby agrees as follows, notwithstanding anything to the contrary set forth in the Former MS 5 Agreement:

         1. In the event that each of Bank Hapoalim B.M. and Bank Leumi-Le-Israel B.M. (the "Banks") and Tower shall have agreed to amend the terms of the Facility Agreement, dated January 18, 2001, as amended (the "Facility Agreement"), such that, inter alia, Tower's obligation to raise any additional financing pursuant to Section 16.27.2 of the Facility Agreement will be deferred until after December 31, 2003 (it being acknowledged that such obligation shall be increased to approximately $152,000,000 over and above the approximately $86,000,000 already raised pursuant to said Section 16.27.2) (the "Waiver") and all of Tower's Milestones, as such term is defined under the current Facility Agreement, will be waived or adjusted in accordance with the amended Business Plan Tower has adopted and submitted to the Banks, each Party hereto shall advance to the Company in one aggregate lump sum the remaining portion of each Party's respective First Installment and the total portion of each Party's respective Second Installment in the dollar amounts set forth with respect to such Party in Exhibit B hereto (the "Payments"), by no later than three business days following the date the Company's shareholders approve this Amendment No. 3 (the "Payment Date"); the date the Company's shareholders approve this Amendment No. 3 to be evidenced by a certificate delivered to each of the Parties and executed by Tower's CEO certifying the receipt of shareholder approval and the procurement of the Waiver.

         2. With respect to its remaining portion of the First Installment, each Party will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to the aggregate of its remaining portion of the First Installment divided by $2.983 as set forth in the Amendment.

         3. With respect to the Second Installment, each Party will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to the aggregate of the Second Installment divided by the price per share in a public offering for which a draft prospectus was filed with the SEC within ninety (90) days from the date hereof (the "Public Offering"; such price per share referred to herein as the "Public Offering Price Per Share"), provided however, that if such public offering is not consummated within one hundred and eighty (180) days from the date hereof, then each Party will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to the aggregate of the Second Installment divided by the average trading price for the ordinary shares of Tower during the fifteen (15) consecutive trading days preceding the Payment Date (the "Second Installment Price Per Share"). Promptly following the transfer of the Payments, shares with respect to the First Installment will be issued as set forth above and, with respect to the Second Installment (assuming the transfer of the Payment with respect thereto), shares will be issued equivalent to the aggregate of the Second Installment divided by the Public Offering Price Per Share, or the Second Installment Price Per Share, as applicable, provided however that the number of shares issued in connection with the Second Installment may later be increased if the price per share with respect to the Second Installment is the Second Installment Price Per Share as described in Section 4 below.

         4. Provided that the price per share with respect to the Second Installment is the Second Installment Price Per Share, then following the completion of a Raising (as defined below) by Tower, and provided (1) that the price per share in such Raising is lower than the Second Installment Price Per Share, (the "Raising Price Per Share") and (2) that an Equity Raising shall not include (a) the Public Offering, (b) an offering of securities to all or substantially all of Tower's shareholders, and (c) any offering of securities in connection with a Safety Net Investment (as defined below), each party shall receive additional ordinary shares of Tower equivalent to the aggregate of its Second Installment divided by the Raising Price Per Share less the amount of shares already issued to it in connection with the Second Installment (the "Adjustment"). The term Raising shall mean the receipt of proceeds of at least $28 million from the sale, in one or more public or private offerings, of ordinary shares of the Company or securities convertible into ordinary shares of the Company that close prior to June 30, 2004 (an "Equity Raising"). Should the Raising be achieved through multiple Equity Raisings, the Raising Price Per Share shall be the lowest price per share of the various Equity Raisings, provided that such Equity Raising shall generate proceeds of at least $10 million. Should the price per share not be determinable in the case of a public or private offering of securities convertible into ordinary shares as aforesaid, the parties hereto shall agree on a financial expert to determine the price per share.

         5.       WAFER CREDITS.


                  5.1 Each Party that is a Wafer Partner agrees, notwithstanding any conflicting provision in any other agreement in the past, that it shall not be reimbursed or refunded for any credits in its respective Pre-Paid Wafer Accounts (the "Credits") and will only utilize, or be credited against actual orders for Credits made after December 31, 2006, other than as set forth in Section 5.2 below and except with respect to purchase orders issued before the date hereof utilizing wafer credits.

                  5.2 For each quarterly period commencing on January 1, 2004 and ending December 31, 2006 (the "Credit Period"), Tower shall provide a written report within five business (5) days after the end of each quarter (a "Credit Report") to each Party that is a Wafer

                  Partner setting forth the amount of Credits that could have been utilized against the actual payment for wafers manufactured at Fab 2 during the relevant quarter (the "Quarterly Credit Amount"). Within five (5) business days from the receipt of a Credit Report, each Party that is a Wafer Partner shall have the option to convert all or a portion of its respective Quarterly Credit Amount (the "Converted Quarterly Credit Amount") into validly issued, fully-paid and non-assessable ordinary shares of Tower equivalent to the aggregate of the Converted Quarterly Credit Amount divided by the average trading price for the ordinary shares of Tower during the fifteen (15) consecutive trading days preceding the last day of the relevant quarter. Any Party that is a Wafer Partner exercising such option shall notify Tower in writing that it is exercising such option and of the Converted Quarterly Credit Amount; such notice shall be irrevocable. All portions of the Quarterly Credit Amount which are not converted as described above (the "Non-Converted Credits"), shall accrue interest at a rate per annum equal to three-month LIBOR plus 2.5% through December 31, 2007 (the "Credit Interest Amount") from the end of the relevant quarter. The Credit Interest Amount shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360 (three hundred and sixty) day year. The respective quarterly Credit Interest Amount will be paid to each Party who is a Wafer Partner within five (5) business days after the last day of the subsequent quarter following the issuance of the relevant Credit Report, while the aggregate principal amount of the Non-Converted Credits shall be repaid to such Wafer Partner in one lump sum on December 31, 2007.

                  5.3 Effective as of December 31, 2005, each Wafer Partner that is a Party hereto has an option to convert all of the then remaining Series A-4 Credits (the "Remaining Series A-4 Credits") into validly issued, fully-paid and non-assessable ordinary shares of Tower equivalent to the amount of the Remaining Series A-4 Credits divided by the average trading price for the ordinary shares of the Company during the fifteen (15) consecutive trading days preceding December 31, 2005 (the "Conversion Price"), provided that such Party provides Tower advance written notice to convert all or a portion of the Remaining Series A-4 Credits no earlier than December 31, 2005 and by no later than January 31, 2006 (the "Conversion Notice"). The Conversion Notice shall be irrevocable. Tower hereby agrees to issue to each Wafer Partner that provides it with a Conversion Notice the ordinary shares to be issued in connection with its exercise of the Remaining Series A-4 Credits promptly after its receipt of such Conversion Notice. To the extent that the Remaining Series A-4 Credits which are converted into ordinary shares pursuant to this Section 5.3 above is equivalent to or greater than an aggregate of 5% of Tower's issued and outstanding share capital on January 31, 2006 (not including shares issued pursuant to a Conversion Notice), Tower hereby undertakes to prepare and file a registration statement, within a reasonable time following the issuance of the ordinary shares to the Wafer Partners in connection with the aforementioned conversion of the Remaining Series A-4 Credits, for the distribution of rights to all of Tower's shareholders other than the Wafer Partners but including Israel Corporation Technologies (IC Tech) Ltd. ("IC Tech"), to purchase additional shares in Tower at a price per share equivalent to the Conversion Price. Tower shall use its reasonable best efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission and the Israel Securities Authority as soon as reasonably practicable after filing thereof with the Securities and Exchange Commission and the Israel Securities Authority.

                  5.4 For the removal of doubt, the amount of Credits that may be utilized or credited as set forth in Section 5.1 above and the amount of Credits that could have been utilized during the Credit Period as described in Section 5.2 above shall be subject to the conditions that Credits issued in connection with the execution of the Series A-3 Additional Purchase Obligations and the Series A-4 Credits may be credited or utilized against purchases at a rate of 7.5% until June 30, 2005, and, thereafter, 15% with respect to all Credits.

         6. EXTENSION OF LOCK-UP PERIOD. Subject to the following sentence, all of the parties to the CSA hereby agree to amend the definition of Initial Restricted Period set forth in the CSA to read as follows: "From the date of this Agreement and until the end of five years from the Closing." Notwithstanding the previous sentence, 30% of the amount of all shares in Tower that each party to the CSA holds at the end of three years from the Closing (the "Third Anniversary Date") (including the 1.2 million shares that may be transferred during this period pursuant to Section 3 of the CSA, all securities purchased by the parties hereto in connection with Tower's rights offering of September 2002, shares issued in connection with the Payments (if issued following the Third Anniversary Date), and all ordinary shares issued to the Wafer Partners upon the conversion of their Credits in accordance with Section 4 above), shall be exempt from the transfer restrictions in effect during the Initial Restricted Period as redefined herein (all capitalized terms in this section as defined in the CSA, unless redefined herein). The Subsequent Restricted Period shall commence five years from the Closing and shall end seven years from the Closing.

         7. REGISTRATION RIGHTS. No later than 120 (one hundred and twenty) days from the date Safety Net Investments are made by any of the Parties, Tower shall prepare and file a registration statement on Form F-3 covering a resale offering by such Parties of securities purchased in the framework of a Safety Net Investment and shall use its reasonable efforts to cause the registration statement to be declared effective by the SEC. It is agreed that Section 2.7 of the Registration Rights Agreement, dated January 18, 2001 shall apply to the above mutatis mutandis.

                  Each Party hereby agrees not to exercise any of the rights granted to it under Sections 2 and 3 of the Registration Rights Agreement, prior to the earlier of (i) December 31, 2005 and (ii) such date that Tower has fulfilled all of its obligations to raise any additional financing pursuant to
                  Section 16.27.2 of the Facility Agreement.

                  Each Party agrees that notwithstanding Section 13 of the Registration Rights Agreement, they shall not sell, sell any option, or otherwise transfer or dispose of any of Tower's ordinary shares or other securities for a period of 180 days from the date the prospectus in connection with the Public Offering is declared effective, without the prior written consent of Tower and any underwriters of the Public Offering, other than pursuant to a granting of an option to a service provider of such Party to purchase Tower's ordinary shares which are held by a Party, provided that the terms of such grant are that the service provider shall not exercise or sell, or otherwise transfer or dispose of such option during the aforementioned 180 day period Each Party additionally agrees to enter into an agreement with the underwriters to such effect and acknowledge that the underwriters in connection with such registration statement are intended third party beneficiaries of this provision. It is further agreed that in order to enforce the foregoing covenant, Tower may impose stop-transfer instructions with respect to the securities held by each Party until the end of such 180 day period.

         8. The advancement of the Payments shall be subject to the satisfaction of the condition set forth in paragraph 1 above and the approval of Tower's shareholders of this Amendment No. 3 and the Investment Center not having informed the Company that it is not continuing its funding of the Fab 2 project.

         9. All provisions of the Former MS 5 Agreement not amended or modified hereby shall remain unchanged.

         10. In addition to the above, each of The Israel Corporation, IC Tech and the Wafer Partners which are parties hereto acknowledge and consent to the following proposed terms of an amendment to the Facility Agreement summarily outlined in
                  Section 1 above, in this Section 10 below and to the undertaking of Tower set forth in Exhibit C hereto (Exhibit C being incorporated into this Section 10 by reference).

                  I. Should Tower fail to meet its financing obligations under
                  Section 16.27.2 of the Facility Agreement, the Banks will have the option (the "Option") to require that The Israel Corporation (or IC Tech) invest in Tower an amount equal to 50/93 of the difference actually raised towards such a financing obligation and what was to be raised (up to an aggregate amount of $50 million) (the "Safety Net Investment"). Following the receipt by Tower of the Safety Net Investment, the Banks will increase the total amount which may be drawn under the credit facility by up to $43 million (based on a ratio of $43 made available for every $50 of Safety Net Investments made), which will be repayable no later than the earlier of (i) December 31, 2007 and (ii) three years from the date the loan is drawn.

                  The parties hereby agree that the giving by TIC of the undertakings to the Banks described in this Section 10(I) shall not vest any rights in Tower, its shareholders or any third party vis-a-vis TIC nor create any obligations in favour of Tower, any of its shareholders or any third party.

                  II. Following certain triggering events such as the commencement of bankruptcy or receivership proceedings against Tower which are ordered by a court of competent jurisdiction or the prior determination of an arbitrator, mutually appointed by the Banks and Tower, that a bankruptcy or receivership order would be issued by a court against Tower were a petition to be filed with a court of competent jurisdiction or, an order providing for creditor protection is issued, the parties shall cooperate with a firm offer made by a potential investor (the "Outside Offeror") to purchase shares of Tower at a price in the offer (the "Outside Offer"). If the Outside Offer is accompanied by an opinion of a reputable investment banking firm that the Outside Offer is fair to Tower, then Tower shall thereafter procure a rights offering to invest up to 60% of the amount of the Outside Offer on the same terms.

                  If a condition of the Outside Offer is to purchase at least a majority of Tower's shares (the "Minimum Threshold Amount"), the rights offering will be limited to allow for this, unless Israel Corporation Technologies (ICTech) Ltd. and the Wafer Partners (other than QuickLogic) (the "Investing Parties") agree to exercise all of their rights in a rights offering and to purchase shares in a subsequent private placement so as to ensure that the full amount of the Outside Offer is invested in Tower. If such commitment is not obtained, the rights offering shall be limited to no more than 49% of the Outside Offer (the "Investor Portion"); provided, however, that each of the Investing Parties that exercised its rights in the rights offering shall be entitled to purchase any amounts of the Investor Portion unsubscribed for by the other Investing Parties in an amount which is pro rata to such over-subscribing Investing Party's then holdings in Tower.

                  Each Party acknowledges that the Banks are willing to enter into an amendment to the Facility Agreement (known as the "Seventh Amendment") and to advance further sums to Tower (notwithstanding that the Banks are not obliged to do so as of the date hereof under the Facility Agreement) upon the execution of the Seventh Amendment (i.e., prior to the closing and effectiveness of said Seventh Amendment) in full reliance upon the Parties consenting to the terms summarily outlined in Sections 1, 10(I) and 10(II) above as well as, the restrictions on the utilization of Credits described in Sections 5.1 and 5.2 above and each Party agreeing to advance its Payment by no later than three business days following the date the Company's shareholders approve this Amendment No. 3. Each Party hereby consents to, and irrevocably undertakes and agrees to vote or cause shares beneficially owned by it to be voted, at any general meeting of Tower in favour of the approval of this Amendment No. 3, the Seventh Amendment, which shall include, inter alia, the aforementioned terms summarily outlined above and described in Exhibit C hereto, and such other documents or transactions that need to be approved in connection therewith. Each Party hereby consents to the provision of an undertaking by The Israel Corporation or IC Tech to provide the Safety Net Investment following the request of the Banks, in the sole discretion of the Banks, upon the terms summarily outlined above and described in Exhibit C hereto. Each Party hereby consents to the giving of undertakings with respect to an Outside Offer upon the terms summarily outlined above. Without derogating from the foregoing, each Party undertakes to perform all actions reasonably required to ensure the implementation of the Option (if exercised), the Safety Net Investments and an Outside Offer.




                     [end of page intentionally left blank]

         IN WITNESS WHEREOF, the parties have executed this Amendment No. 3 as of the date first above written.


_____________________________                 __________________________________
TOWER SEMICONDUCTOR LTD.                      ISRAL CORPORATION TECHNOLOGIES
                                              (ICTECH) LTD.

By: _______________________                   By: _________________________


_____________________________                 __________________________________
SANDISK CORPORATION                           ALLIANCE SEMICONDUCTOR CORPORATION


By: _______________________                   By: _________________________


_____________________________
MACRONIX INTERNATIONAL CO., LTD.

By: _________________________


For the purposes of Section 10 above:

THE ISRAEL CORPORATION LTD.

By: _________________________

                                    EXHIBIT A

                                  MS5 AGREEMENT

                                                          Date: __________, 2003

To:      Tower Semiconductor Ltd.
         P.O. Box 619
         Migdal Haemek 23105
         Israel
         Fax: +972-4-654-7788
         Attention: Co-Chief Executive Officer

cc:      Yigal Arnon & Co.
         One Azrieli Center
         Tel-Aviv 67021
         Israel
         Fax: +972-3-608-7714
         Attention: David H. Schapiro, Adv.

Re: AMENDMENT TO PAYMENT SCHEDULE OF SERIES A-5 ADDITIONAL PURCHASE OBLIGATIONS, WAIVER OF SERIES A-5 CONDITIONS, CONVERSION OF SERIES A-4 WAFER CREDITS AND OTHER PROVISIONS (THE "AMENDMENT")

Dear Sirs,

With regard to the obligation of each party to this letter (a "Party") to exercise the Series A-5 Additional Purchase Obligations, as provided for in its Fab 2 Investment Agreements, as amended through the date hereof, all capitalized terms not defined herein shall be as defined therein, each Party hereby agrees that subject to Section 7 of this Amendment, effective upon the receipt by Tower Semiconductor Ltd. (the "Company" or "Tower") of the signatures of each of SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International Co., Ltd. and Israel Corporation Technologies (ICTech) Ltd., its agreements shall be amended as follows:

1.       EXERCISE OF SERIES A-5 ADDITIONAL PURCHASE OBLIGATION.

1.1. FIRST INSTALLMENT. Each Party hereby notifies Tower that in accordance with the terms set forth hereunder, and subject to and effective upon Tower obtaining all required approvals as specified in Section 7 hereof, it shall irrevocably exercise sixty percent (60%) of the Series A-5 Additional Purchase Obligation (the "First Installment"), which is the amount identified as the First Installment with respect to such Party as set forth in Exhibit A hereto, without regard to whether the Series A-5 Mandatory Exercise Event occurs or whether any of the conditions to a Mandatory Exercise are satisfied. The First Installment shall be paid no later than five (5) business days following satisfaction of the condition specified in the first sentence above as evidenced by a certificate delivered to each of the parties and executed by Tower's CEO(s) certifying the satisfaction of such condition.

1.2. SECOND INSTALLMENT. Provided the conditions of Section 1.1 are met, each Party hereby further notifies the Company that in accordance with the terms set forth hereunder, and subject to and conditioned upon the completion of the Minimum Financing (as defined below), it shall irrevocably exercise forty percent (40%) of the Series A-5 Additional Purchase Obligation (the "Second Installment"; the First Installment and the Second Installment shall collectively be referred to as the "Series A-5 APO Installments"), which is the amount identified as the Second Installment with respect to such Party as set forth in Exhibit A hereto, without regard to whether the Series A-5 Mandatory Exercise Event occurs or whether any of the conditions to a Mandatory Exercise are satisfied. The term Minimum Financing shall mean the Raising (as defined below) by the Company of the dollar amount equal to (a) $22,105,730, provided that if either QuickLogic Corp. or The Challenge Fund-Etgar II, LP (each, a "Non-Participating Party") does not become a party to this Amendment, each of Bank Hapoalim B.M. and Bank Leumi-Le-Israel Limited agree to amend the terms of the Facility Agreement to which Tower is a party (the "Facility Agreement") such that the payment of the Series A-5 Additional Purchase Obligation by such Non-Participating Party shall no longer be required pursuant to the Facility Agreement, or (b) $22,105,730 plus the dollar amount represented by the Series A-5 Additional Purchase Obligation of a Non-Participating Party. The term Raising shall mean the receipt of proceeds from (i) the sale, in a public or private offering, of ordinary shares of the Company or debt convertible into ordinary shares of the Company; or (ii) any other form of fund raising which satisfies the requirements for additional financing pursuant to section 16.27.2 of the Facility Agreement, as amended, to which the Company is a party. The Second Installment shall be paid upon satisfaction of the condition specified in the first sentence above as evidenced by a certificate delivered to each of the parties and executed by Tower's CEO(s) certifying the satisfaction of such condition; provided, further, that the Second Installment shall not be due before the later of (i) August 1, 2003, and (ii) five (5) business days following the date upon which the Company has completed the Minimum Financing. Notwithstanding the preceding sentence, the obligation to advance the Second Installment shall terminate, and there shall be no further obligation or liability to pay the Second Installment, if the Minimum Financing shall not have been completed by December 31, 2003.

For the avoidance of all doubt and notwithstanding the provisions set forth in Sections 5 and 6 of the Additional Purchase Obligation Agreement between SanDisk Corp. and Tower dated July 4, 2000 or the Additional Purchase Obligation Agreement between Israel Corporation Technologies (ICTech) Ltd. and Tower dated December 12, 2000 or the Additional Purchase Obligation Agreement between The Challenge Fund-Etgar II, LP and Tower dated February 11, 2001 and as incorporated by reference in all of the other Fab 2 Investment Agreements, as applicable to each Party, each Party's undertaking to pay the First Installment and the Second Installment is, upon satisfaction of all of the conditions specified in this Amendment and subject to the last sentence of the first paragraph of this Section 1.2, completely irrevocable.

2. SHARE ISSUANCES. Immediately following the advancement of the First Installment, each Party will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to the aggregate of the First Installment divided by the average trading price for the ordinary shares of the Company during the thirty (30) consecutive trading days preceding the date that this Amendment is approved by the Board of Directors of the Company. Immediately following the advancement of the

Second Installment, each Party will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to the Second Installment divided by the price per ordinary share of the Company paid in connection with the Minimum Financing (the "Minimum Financing Price"); provided, however, that if the Minimum Financing Price cannot reasonably be calculated from the documents evidencing the Minimum Financing, then the Minimum Financing Price shall be the average trading price for the ordinary shares of the Company during the thirty
(30) consecutive trading days preceding the date the Second Installment is paid.


3. CONVERSION OF PORTION OF PRE-PAID Credit Account. Tower hereby grants to each Party who is either SanDisk Corp. ("SNDK"), Alliance Semiconductor Corp. ("ALSC"), Macronix International Co., Ltd. ("MXIC") or QuickLogic Corp. ("QUIK") (SNDK, ALSC, MXIC and QUIK shall each be referred to as a "Wafer Partner" and collectively shall be referred as the "Wafer Partners") an option to convert a number of credits equal to the number of credits in each of its respective Pre-Paid Wafer Accounts that were issued in connection with its advancement of the Series A-4 Additional Purchase Obligation payment in October 2002 and that are held in its Pre-Paid Wafer Account on December 31, 2005 (the "Series A-4 Credits") into fully-paid and non-assessable ordinary shares of Tower equivalent to the amount of the Series A-4 Credits divided by the average trading price for the ordinary shares of the Company during the thirty (30) consecutive trading days preceding December 31, 2005 (the "Conversion Price"), provided that such Party provides Tower advance written notice to convert all or a portion of the Series A-4 Credits no earlier than December 31, 2005 and by no later than January 31, 2006 (the "Conversion Notice"). Tower hereby agrees to issue to each Wafer Partner that provides it with a Conversion Notice the ordinary shares to be issued in connection with its exercise of the Series A-4 Credits promptly after its receipt of such Conversion Notice.

4. RIGHTS OFFERING. To the extent that any of the Wafer Partners shall convert their "Series A-4 Credits" into fully-paid and non-assessable ordinary shares pursuant to paragraph 3, and provided that such amount of converted Series A-4 Credits are equivalent to or greater than an aggregate of 5% of Tower's then outstanding share capital, Tower hereby undertakes to prepare and file a registration statement, within a reasonable time following the issuance of the ordinary shares to the Wafer Partners in connection with their conversion of the Series A-4 Credits, for the distribution of rights to all of Tower's shareholders other than Wafer Partners but including each of the Parties who are either Israel Corporation Technologies (ICTech) Ltd. ("ICTech") or The Challenge Fund-Etgar II, LP ("CF") (ICTech and CF shall each be referred to as an "Equity Partner"), to purchase additional shares in Tower at the Conversion Price to maintain their percentage of ordinary shares held in Tower immediately prior to the conversion of the Series A-4 Credits. Tower shall use its reasonable best efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission and the Israel Securities Authority as soon as reasonably practicable after filing thereof with the Securities and Exchange Commission and the Israel Securities Authority.

5. TERMINATION OF WAFER PARTNER DIFFERENTIAL CONDITION. Upon satisfaction of the condition set forth in the first sentence of Section 1.1, the parties shall irrevocably agree to fully and indefinitely waive Tower's obligation to raise an additional $50 million from additional wafer partners in connection with the provisions set forth in the Fab 2 Investment Agreements and related letters with respect to the Wafer Partner Differential.

6. RESTRICTION ON TRANSFER OF EQUITY SECURITIES UNDER THE CONSOLIDATED SHAREHOLDERS AGREEMENT; REGISTRATION RIGHTS. All of the parties to the Consolidated Shareholders Agreement dated January 18, 2001 by and between SanDisk, Alliance, Macronix and Israel Corporation Ltd. (the "CSA"), hereby agree that all of the ordinary shares in Tower to be issued to such parties with respect to the Series A-5 Additional Purchase Obligations will be subject to the restrictions on transfer of Equity Securities during the Initial Restricted Period and the Subsequent Restricted Period (all capitalized terms in this section as defined in the CSA). All shares issued or contemplated to be issued to the parties pursuant to Sections 2 and 3 of this Amendment shall be deemed to be Purchaser Group Registrable Securities as defined in and as provided for in the Registration Rights Agreement made as of January 18, 2001, by and among Tower Semiconductor Ltd., SanDisk Corporation, Alliance Semiconductor Corp., Macronix International Co., Ltd, QuickLogic Corporation and The Israel Corporation Ltd.

7. APPROVALS. This Amendment and the parties obligations hereunder are subject to and shall only become effective upon the approval of the Company's audit committee, its board of directors (which approval shall include the unanimous vote of approval of its independent directors), its shareholders, the Office of the Chief Scientist, the Investment Center and, to the extent applicable, the Israel Land Administration. In addition, this Amendment and the parties obligations hereunder is subject to and shall only become effective upon the Company receiving the consent of each of Bank Hapoalim B.M. and Bank Leumi-Le-Israel Limited to amend the terms of the Facility Agreement to (a) postpone the date for Tower to next raise an aggregate of $26 million pursuant to section 16.27.2 of the Facility Agreement, and (b) recognize any of the payment of the First Installment in satisfaction of Tower's obligation to raise funds under section 16.27.2 of the Facility Agreement.

8. FAB 2 INVESTMENT AGREEMENTS. Except as expressly set forth in this Amendment and effective upon payment of the First Installment in full, the Company hereby irrevocably waives, forever excuses and releases the Wafer Partners and their respective officers, directors and employees, from their obligation to exercise the Series A-5 Additional Purchase Obligation as provided for in the Fab 2 Investment Agreements, including without limitation, the Additional Purchase Obligation Agreement. This Amendment supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof. Notwithstanding the preceding sentence, the provisions of the Parties' Fab 2 Investment Agreements shall remain unchanged to the extent they are not amended by the terms of this Amendment.


                     [end of page intentionally left blank]

         IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.



________________________________          ___________________________________
TOWER SEMICONDUCTOR LTD.                  ISRAEL CORPORATION TECHNOLOGIES
                                          (ICTECH) LTD.


                                          By: _________________________
By: __________________________
                                          Title: ______________________
Title: Co-CEO


________________________________          ___________________________________
SANDISK CORPORATION                       ALLIANCE SEMICONDUCTOR CORPORATION

By: ____________________________          By: _________________________

 Title: ________________________           Title: _____________________


________________________________          ___________________________________
MACRONIX INTERNATIONAL CO., LTD.          QUICKLOGIC CORP.

By: ___________________________           By: _________________________

Title: ________________________           Title: ______________________



________________________________          ___________________________________
THE CHALLENGE FUND-ETGAR II, LP

By: _________________________

Title: ________________________

--------------------------------------------------------------------------------
                                                  FIRST            SECOND
WAFER PARTNER OR EQUITY PARTNER                   INSTALLMENT      INSTALLMENT


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SanDisk Corp.                                     $6,600,420       $4,400,280
--------------------------------------------------------------------------------
Alliance Semiconductor Corp.                      $6,600,420       $4,400,280
--------------------------------------------------------------------------------
Macronix International Co., Ltd.                  $6,600,420       $4,400,280
--------------------------------------------------------------------------------
QuickLogic Corp.                                  $2,200,140       $1,466,760
--------------------------------------------------------------------------------
Israel Corporation Technologies (ICTech) Ltd.     $4,400,004       $2,933,336
--------------------------------------------------------------------------------
The Challenge Fund-Etgar II, LP                  $440,000.40      $293,333.60
--------------------------------------------------------------------------------

                                    EXHIBIT B



-------------------------------------------------------------------------------
WAFER PARTNER OR EQUITY             REMAINDER OF       SECOND       TOTAL
PARTNER                             FIRST INSTALLMENT  INSTALLMENT  PAYMENT


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
SanDisk Corp.                        $2,318,670        $4,400,280   $6,718,950
-------------------------------------------------------------------------------
Alliance Semiconductor Corp.         $2,318,670        $4,400,280   $6,718,950
-------------------------------------------------------------------------------
Macronix International Co., Ltd.     $2,318,670        $4,400,280   $6,718,950
-------------------------------------------------------------------------------
Israel Corporation Technologies
(ICTech) Ltd.                        $1,545,254        $2,933,336   $4,478,590
-------------------------------------------------------------------------------
GRAND TOTAL:                                                       $24,635,440
-------------------------------------------------------------------------------